Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            Claude Resources Inc. Intercepts 44.38 Grams of Gold per Tonne Over 2.0
            Meters at Madsen in Red Lake, Ontario

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            Trading Symbols
            TSX - CRJ
            NYSE Amex - CGR
            >>

            SASKATOON, Feb. 17 /CNW/ - Claude Resources Inc. ("Claude" or the
"Company") today reported exploration results from its 100 percent owned and operated Madsen project in the prolific gold camp of Red Lake, Ontario. The drill holes are from the Company's 2009 surface program that tested a near-surface extension of the Austin Tuff. The intercepts are within 100 meters of Madsen Mine infrastructure. Highlights from the program are summarized below:

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                                                 Grade    Length     Grade    Length
            Hole-Id          From       To        g/t       (m)       oz/t     (ft)
            -------------------------------------------------------------------------
            AP-09-01         58.90     60.00     18.72      1.10      0.55      3.61
            -------------------------------------------------------------------------
            AP-09-03        133.50    134.84      3.95      1.34      0.12      4.39
            -------------------------------------------------------------------------
            AP-09-04         83.00     91.00      4.65      8.00      0.14     26.24
            -------------------------------------------------------------------------
            AP-09-06         18.00     21.00     11.34      3.00      0.33      9.84
            -------------------------------------------------------------------------
            AP-09-07        260.00    262.00      7.14      2.00      0.21      6.56
            -------------------------------------------------------------------------
            AP-09-08        267.00    269.00     44.38      2.00      1.29      6.56
            -------------------------------------------------------------------------
            AP-09-08        325.00    327.00      6.45      2.00      0.19      6.56
            -------------------------------------------------------------------------
            AP-09-09        224.00    225.35      3.46      1.35      0.10      4.43
            -------------------------------------------------------------------------
            >>

            The Austin and McVeigh Tuffs contributed the majority of historic production and together comprise the Madsen Mine Trend. Speaking today in
Saskatoon Brian Skanderbeg, Vice President of Exploration said, "We are very pleased with the surface results from the Austin Tuff extension. We will continue to delineate the zone as it demonstrates the potential of the Austin
Tuff to host significant mineralization along strike and at depth."
            In December 2009, Claude released a National Instrument 43-101 resource calculation at the Madsen project. The calculation reported an indicated
resource of 928,000 ounces of gold at 8.93 grams per tonne and an inferred resource of 297,000 ounces of gold at 11.74 grams per tonne. The Austin Tuff results reported herein were not incorporated in that resource calculation and represents potential to expand mineral resources at Madsen. (See
www.clauderesources.com for the December 7, 2009 National Instrument 43-1010
News Release)

            Underground Drill Program Update

            The underground drilling program at Madsen is now forecast to begin in the fourth quarter of 2010 rather than the third quarter, as previously stated. The delay comes as a result of an unexpected catch pit failure below
200 level of the shaft. Currently, inspections, rehabilitation and upgrades of the Madsen shaft are being undertaken prior to the recommencement of the de-watering program.
            The 10,000 acre Madsen project is 100 percent owned by Claude Resources
Inc. This advanced exploration property contains extensive infrastructure including a 500 ton per day mill, a permitted tailings management facility and a five compartment 4,000 foot operating shaft. Total recorded historic gold production for the Madsen Mine was 2.4 million ounces at an average recovered grade of 0.283 ounces per ton. A Madsen property location map, schematic cross section and longitudinal section showing current and historic drilling are available on Claude's website www.clauderesources.com.
            Brian Skanderbeg, P.Geo., M.Sc., Claude's Vice-President Exploration, is
the Qualified Person who has reviewed and approved this news release. Drill core was halved and samples averaging 1.0 to 1.5 meters were submitted to
Accurassay Laboratories in Thunder Bay, Ontario, an ISO approved facility.
Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates (1 in 20 samples). Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, conventional gravimetric and/or screen fire techniques.
Intercepts are reported as drilled widths and interpreted to vary between 70%
to 85% of true widths. Composites were calculated using a 3 g/tonne cut-off and may include internal dilution.

            Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced approximately 880,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern
Ontario.

            CAUTION REGARDING FORWARD-LOOKING INFORMATION

            This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could",
"will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

            Cautionary note to US investors concerning resource estimate: The resource estimates in this document were prepared in accordance with National
Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the
"SEC"). In this document, we use the terms "measured," "indicated" and
"inferred" resources. Although these terms are recognized and required in
Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into
"reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

            %SEDAR: 00000498E %CIK: 0001173924

            /For further information: Philip Ng, P.Eng, Vice President of Mining
Operations, Phone: (306) 668-7505; or Brian Skanderbeg, Vice President of
Exploration, Phone: (306) 668-7505; Email: ir(at)clauderesources.com; Website:
www.clauderesources.com/
            (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 09:00e 17-FEB-10